UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__2__)*

Children's Broadcasting Corporation
-------------------------------------------------------------------------
(Name of Issuer)

Common Stock
--------------------------------------------------------------------------
(Title of Class of Securities)

168755-20-5
------------------------------
(CUSIP Number)

Richard W. Perkins  730 East Lake Street, Wayzata, MN  55391 612-473-8367
--------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

21-Oct-98
--------------------------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /__/.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (""Act"") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SEC 1746   (12-91)            Page 1 of 5 pages

CUSIP No. 168755-20-5            Schedule 13D             Page 2 of 5 pages

1  NAME OF REPORTING PERSON
S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Perkins Capital Management, Inc.
41-1501962

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /_/
(b) /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS*

OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).
/_/

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   730 East Lake Street, Wayzata, MN  55391-1769

            7  SOLE VOTING POWER
               65,507
NUMBER OF
            8  SHARED VOTING POWER
SHARES           0

BENEFICIALLY

OWNED BY     9  SOLE DISPOSITIVE POWER
               1,072,067
EACH

REPORTING

PERSON       10  SHARED DISPOSITIVE POWER
                 0
WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,072,067

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    15.60%

14  TYPE OF REPORTING PERSON*
    IA


SEC 1746   (12-91)          Page 2 of 5 pages

CUSIP No. 168755-20-5        SCHEDULE 13D              Page 3 of 5 pages

1  NAME OF REPORTING PERSON
SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

Richard W. Perkins
###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) /_/
(b) /_/

3  SEC USE ONLY

4  SOURCE OF FUNDS*
   AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
/_/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
   730 East Lake Street, Wayzata, MN  55391

NUMBER OF

SHARES             7  SOLE VOTING POWER
                      280,304
BENEFICIALLY
                   8  SHARED VOTING POWER
OWNED BY              0

EACH               9  SOLE DISPOSITIVE POWER
                      606,016
REPORTING
                  10  SHARED DISPOSITIVE POWER
PERSON                0

WITH

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    606,016

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/_/

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    8.80%

14  TYPE OF REPORTING PERSON*
IN

SEC 1746  (12-91)                                     Page 3 of 5

CUSIP NO.  168755-20-5      SCHEDULE 13D                       Page 4 of 5

The Reporting Person hereby amends his statement on this Schedule 13D originally filed on February 11, 1998 with respect to his beneficial ownership of shares of Common Stock, par value $.02 per share, of Children's Broadcasting Corp. (the Issuer). Items 1 through 7 of this schedule are hereby amended as follows:

Item 1.  Security and Issuer

(a) Children's Broadcasting Corporation
(b) 724 First Street North, Minneapolis, MN  55401

Item 2.  Identity and Background

(a) The names of the persons filing are Perkins Capital Management, Inc. and Richard W. Perkins.

(b) The filing persons business address is 730 East Lake Street,
    Wayzata, MN  55391.

(c) Perkins Capital Management, Inc., is a federally registered investment advisor. Richard W. Perkins is President of Perkins
Capital Management, Inc.

(d) No named person has ever been convicted in a criminal proceeding.

(e) No named person has ever been a party to any civil proceeding as a result of which he was or is subject to a judgment, decree of final order enjoying future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The named persons are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person and Christopher T. Dahl, another director and shareholder of the Issuer, have entered into a three month promissory note (the Note) with Key Community Bank for the purpose of financing their purpose of an aggregate of 171,000 shares. The principal amount of the Note is $335,000.00, it carries an interest rate of 2 points over the published prime rate per annum and is secured by collateral provided by the Reporting Person and Mr. Dahl.

Item 4.  Purpose of the Transaction
Investment in securities of the issuer.

Item 5.  Interest in Securities of the Issuer
Perkins Capital Management, Inc. ("PCM") (page one of two, Schedule 13D) an investment advisor, has sole dispositive power over 1,072,067 share of common equivalents (includes 124,375 warrants exerciseable within 60 days) of the Issuer and has sole voting power over 65,507 of such shares.

Richard W. Perkins, (page two of two, Schedule 13D), as trustee for various trusts of which he is sole trustee, owns, has sole dispositive power over 606,016 shares of common equivalents (includes 240,212 warrants exerciseable within 60 days) and sole voting power over 280,304 of such shares.

SEC 1746    (12-91)         Page 4 of 5 pages

CUSIP No. 168755-20-5     SCHEDULE 13D                 Page 5 of 5 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Refer to Item 3 and Item 7 attachment.

Item 7.  Material to be Filed as Exhibits

See attachment 99.1 - Promissory Note with Key Community Bank


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

26-Oct-98

By  /s/     Richard W. Perkins
----------------------------------------------
(Signature)

Richard W. Perkins, President
----------------------------------------------
(Name/Title)


SEC 1746  (12-91)                 Page 5 of 5 pages

99.1 Promissory Note with Key Community Bank Attachment related to Item 7 - Material to be filed as exhibits.

PROMISSORY NOTE
--------------------------------------------------------------------------------
Principle  Loan Date  Maturity  Loan No. Call Collateral Acct Officer DDC Init
$355,000.00 10/20/98  1/18/99   500013        AL                           IS
________________________________________________________________________________
References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item.

BORROWER:     CHRISTOPHER T. DAHL (SSN: ###-##-####) AND
RICHARD W. PERKINS (SSN: ###-##-####)
CHILDREN'S BROADCASTING CORP., 724 FIRST STREET NORTH,
MINNEAPOLIS, MN  55401

LENDER:       KEY COMMUNITY BANK, 5684 BISHOP AVE., SUITE 100
INVER GROVE HEIGHTS, MN  55076

PRINCIPAL AMOUNT: $355,000.00 INITIAL RATE: 10.000% DATE OF NOTE: OCTOBER 20, 1998. PROMISE TO PAY. I PROMISE TO PAY TO KEY COMMUNITY BANK (LENDER), OR ORDER, IN LAWFUL MONEY OF THE UNITED STATES OF AMERICA, THE PRINCIPAL AMOUNT OF THREE HUNDRED FIFTY FIVE THOUSAND & 00/100 DOLLARS ($355,000.00), TOGETHER WITH INTEREST ON THE UNPAID PRINCIPAL BALANCE FROM OCTOBER 20, 1998, UNTIL PAID IN FULL.

PAYMENT. I WILL PAY THIS LOAN ON DEMAND, OR IF NO DEMAND, IN ONE PRINCIPAL PAYMENT OF $355,000.00 PLUS INTEREST ON JANUARY 18, 1999. THIS PAYMENT DUE JANUARY 18, 1999 WILL BE FOR ALL PRINCIPAL AND ACCRUED INTEREST NOT YET PAID. The annual interest rate for this Note is computed on a 365/360 basis; that is,by applying the ration of the annual interest rate over a year of 360 days multiplied by the actual number of days the principal balance is outstanding. I will pay Lender at Lender's address shown above or at such other place as Lender may require in writing. Unless otherwise agreed or required by law, payments will be applied first to accrued unpaid interest, then to principal, any remaining amount to pay unpaid collection costs and late charges.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Wall Street Journal Prime Rate (the Index). The Index is not necessarily the lowest rate charged by Lender on its Loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to me. Lender will tell me the current Index rate upon my request. I understand that the Lender may make loans based on other rates as well.

The interest rate change will not occur more often than each day. THE INDEX CURRENTLY IS 8.000% PER ANNUM. THE INTEREST RATE TO BE APPLIED TO THE UNPAID PRINCIPAL BALANCE OF THIS NOTE WILL BE AT A RATE OF 2.000 PERCENTAGE POINTS OVER THE INDEX, RESULTING IN AN INITIAL RATE OF 10.000% PER ANNUM. NOTICE: under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT; MINIMUM INTEREST CHARGE. I agree that all loan fees and other prepaid finance charges are earned fully as of the date of the loan and will not be refunded to me upon early payment (whether voluntary or as a result of default), except as otherwise required by law. In any event, even upon full prepayment of this Note, I understand that Lender is entitled to a MINIMUM INTEREST CHARGE OF $10.00. Other than my obligation to pay any minimum interest charge, I may pay without penalty all or a portion of the amount owed earlier than it is due. If I do make any payments before they are due, I understand that unless Lender agrees otherwise in writing, I will still have to continue to make my regular payments under the payment schedule. Rather, they will reduce the principal balance due.

LATE CHARGE. If a payment is 10 days or more late, I will be charged 5.000% of the regularly scheduled payment or $10.00, whichever is greater.

DEFAULT. I will be in default if any of the following happens: (a) I fail to make any payment when due. (b) I break any promise I have made to Lender, or I fail to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note, or in any other agreement or loan I have with Lender. (c) Any representation or statement made or furnished to Lender by me or on my behalf is false or misleading in any material respect either now or at the time made or furnished. (d) I die or become insolvent, a receiver is appointed for any part of my property, I make an assignment for the benefit of creditors, or any lawsuit or process is started either by me or against me under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of my property on or in which Lender has a lien or security interest. This includes a garnishment of any of my accounts with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note. (g) A material adverse change occurs in my financial condition, or Lender believes the prospect of payment or performance of the indebtedness is impaired. (h) Lender in good faith deems itself insecure.

LENDER'S RIGHTS. If I am in default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, without notice, and then I will pay that amount. Lender may hire or pay someone else to help collect this Note if I do not pay. I also will pay the Lender that amount. This includes, subject to any limits under law, Lender's attorney's fees and Lender's legal expenses whether or not there is a lawsuit, including attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), appeals, and any anticpated post-judgment collection services.

If not prohibited by law, I also will pay any court costs, in addition to all other sums provided by law. THIS NOTE HAS BEEN DELIVERED TO LENDER AND ACCEPTED BY LENDER IN THE STATE OF MINNESOTA. IF THERE IS A LAWSUIT, I
AGREE UPON LENDER'S REQUEST TO APPEAR IN THE COURTS OF DAKOTA COUNTY, THE STATE OF MINNESOTA. THIS NOTE SHALL BE GOVERNED BY THE LAWS OF THE STATE OF MINNESOTA.

UNPAID CHECK FEE. I will pay a fee to Lender of $20.00 if I make a payment on my loan and the check or other payment order with which I pay is later returned unpaid for any reason, such as lack of funds or a closed account.

RIGHT OF SETOFF. I grant to Lender a contractual security interest in, and here by assign, convey, deliver, pledge, and transfer to Lender all my right, title and interest in and to, my accounts with Lender (whether checking, savings or some other account), including without limitation all accounts held jointly with someone else and all accounts I may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. I authorize Lender, to the extent permitted by law, to charge or setoff all sums owing on this Note against any and all such accounts, and, at Lender's option, to administratively freeze all such accounts to allow Lender to protect Lender's charge and setoff rights provided in this paragraph.

GENERAL PROVISIONS. This Note is payable on demand. The inclusion of specific default provisions or rights of Lender shall not preclude Lender's right to declare payment of this Note on its demand. Lender may delay or give up any of its rights or remedies under this Note without losing them. I and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, protest and notice of dishonor. Upon any change in the terms of this Note, and unless agreed to differently and stated in writing, no party who signs this Note, whether as a borrower, a cosigner, a guarantor or as some other type of signer, shall be released from liability. All signers of this Note agree that Lender may renew or extend (repeatedly and for any length of time) this loan, or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take nay other action deemed necessary by Lender without the consent of or notice to anyone. All signers of this Note also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several. This means that the words I, me and my mean each and all of the persons signing below."

SECTION DISCLOSURE.  This loan is made under Minnesota Statutes,
Section 334.01.

PRIOR TO SIGNING THIS NOTE, I, AND EACH OF US, READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS AND THE NOTICE OT COSIGNER SET FORTH BELOW. I, AND EACH OF US, AGREE TO THE TERMS OF THE NOTE AND ACKNOWLEDGE RECEIPT OF A COMPLETED COPY OF THE NOTE.
BORROWER:

X   /s/                X  CHRISTOPHER T. DAHL
                          RICHARD W. PERKINS

NOTICE TO COSIGNER

YOU ARE BEING ASKED TO GUARANTEE THIS DEBT.  THINK CAREFULLY BEFORE YOU DO.
IF THE BORROWER DOESN'T PAY THE DEBT, YOU WILL HAVE TO. BE SURE YOU CAN AFFORD TO PAY IF YOU HAVE TO, AND THAT YOU WANT TO ACCEPT THIS RESPONSIBILITY.

YOU MAY HAVE TO PAY UP TO THE FULL AMOUNT OF THE DEBT IF THE BORROWER DOES NOT PAY. YOU MAY ALSO HAVE TO PAY LATE FEES OR COLLECTION COSTS, WHICH INCREASE THIS AMOUNT.

THE LENDER CAN COLLECT THIS DEBT FROM YOU WITHOUT FIRST TRYING TO COLLECT FROM THE BORROWER. THE LENDER CAN USE THE SAME COLLECTION METHODS AGAINST YOU THAT CAN BE USED AGAINST THE BORROWER, SUCH AS SUING YOU, GARNISHING YOUR WAGES, ETC. IF THIS DEBT IS EVER IN DEFAULT, THAT FACT MAY BECOME A PART OF YOUR CREDIT RECORD.

THIS NOTICE IS NOT THE CONTRACT THAT MAKE YOU LIABLE FOR THE DEBT.